# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ermenegildo Zegna N.V., CIK 0001877787
CUSIP: N30577105
Title of class of securities: Ordinary shares, nominal value Euro 0.02 per share
Address of issuer's principal executive offices: Viale Roma 99/100, Valdilana loc. Trivero, Italy (L6), 13835
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-22-039991
Filed by CIK 0001911001

## Reporting persons
- MONTERUBELLO S.S.: type of reporting person: partnership (PN); citizenship or place of organization: Italy (L6); sole voting power 152,734,550; shared voting power 0; sole dispositive power 152,734,550; shared dispositive power 0; aggregate amount beneficially owned 152,734,550 (60.5% of the class)
  Comment: With respect to the response to Item 5 on this cover page, see response to Item 4(c)(i).
  With respect to the response to Item 11 on this cover page, see response to Item 4(b).

## Item 1. Issuer
Name of issuer: Ermenegildo Zegna N.V.
Address of issuer's principal executive offices: Viale Roma 99/100, 13835 Valdilana loc. Trivero, Italy

## Item 2. Person Filing
Name of person filing: MONTERUBELLO S.S. ("Monterubello")
Address of principal business office or, if none, residence: Monterubello's principal place of business is Via Marconi 23, 13835 Valdilana loc. Trivero, Italy
Citizenship: Monterubello is organized under the laws of Italy

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page
Percent of class: See response to Item 11 on the cover page. Such percentage is calculated based on 252,503,479 ordinary shares of Ermenegildo Zegna N.V. ("Zegna" or the "Issuer"), nominal value Euro 0.02 per share (the "Ordinary Shares") issued and outstanding. This percentage does not take into account the voting rights arising from the loyalty voting structure of Zegna. Taking into account Monterubello's ownership of Zegna Special Voting Shares A described in Item 4(c)(i) below, Monterubello's voting power in Zegna is approximately 74.2% . Such percentage is calculated as the ratio of (i) the aggregate number of Ordinary Shares and Zegna Special Voting Shares A beneficially owned by Monterubello to (ii) 252,503,479 Ordinary Shares issued and outstanding and 154,981,350 Zegna Special Voting Shares A issued and outstanding.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page. Monterubello participates in the loyalty voting structure of Zegna, which enables qualifying Zegna shareholders to receive special voting shares for each eligible Ordinary Share (as defined above) they hold for certain uninterrupted periods of time. In particular, each Zegna Special Voting Share A entitles its holder to one extra vote, therefore attributing, in effect, double voting rights to the associated Ordinary Share. The Zegna Special Voting Shares A are not listed, have only de minimis economic entitlements, in compliance with Dutch law, and are transferrable only in very limited circumstances together with the associated Ordinary Share. As a consequence of participating in the loyalty voting structure, Monterubello beneficially owns, in addition to the Ordinary Shares indicated above, 149,734,550 Zegna Special Voting Shares A received on December 18, 2023.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- MONTERUBELLO S.S.: /s/ Ermenegildo Zegna di Monte Rubello, Ermenegildo Zegna di Monte Rubello, President (02/14/2025)